Exhibit 99(a)(11)

Contact: Beverly Bergman of Winthrop Realty Trust, +1-617-570-4614; or
Carol Merriman, VP Investor Relations & Corporate Development of Lexington Realty Trust,
+1-212-692-7264, cmerriman@lxp.com

FOR IMMEDIATE RELEASE
June 19, 2007

EXPIRATION DATE OF TENDER OFFER FOR COMMON SHARES IN WELLS REAL
ESTATE INVESTMENT TRUST, INC. EXTENDED

New York, June 19—Lex-Win Acquisition LLC, a joint venture among Lexington Realty Trust (NYSE:LXP), Winthrop Realty Trust (NYSE:FUR) and an affiliate of Starwood Capital Group Global, L.L.C., today announced that it is extending the expiration date of its tender offer for up to 45,000,000 shares of common stock in Wells Real Estate Investment Trust, Inc. (WLRE) at a price of $9.30 per share.  The offer has been extended so that it will now expire at 5:00 p.m. New York time on July 12, 2007 unless the offer is further extended.

The extension is being made to afford Wells stockholders the opportunity to receive Lex-Win’s most recent mailing in which the price was increased, which mailing is not expected to be completed until early this week.  At the close of business on June 18, 2007, Lex-Win had received tenders for 15,602.90638 shares.

Lex-Win’s offer is being made subject to the terms and conditions set forth in, and solely through its Offer to Purchase, dated May 25, 2007, as amended by Supplement No. 1 thereto dated June 12, 2007, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of shares.  Copies of Lex-Win’s Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be obtained from Lex-Win’s information agent for the offer, MacKenzie Partners, Inc., (212) 929-5500 (call collect), or Toll-Free: (800) 322-2885.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares.  The offer is made solely by the Offer to Purchase, dated May 25, 2007, as amended by Supplement No. 1 thereto dated June 12, 2007, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of shares.  The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.